April 10, 2024
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance, Office of Life Sciences
100 F Street, NE
Washington, DC 20549

Attention:	Jimmy McNamara

Re:	Curis, Inc.
Registration Statement on Form S-3
File No. 333-276950
Request for Acceleration

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Curis, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-276950), so that it may become effective at 4:30 p.m., Eastern Time, on April 12, 2024, or as soon as practicable thereafter.
Very truly yours,

CURIS, INC.

By: /s/ Diantha Duvall
Name: Diantha Duvall
Title: Chief Financial Officer